UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month November 2014

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  .                              .

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Relevant Event, dated November 17, 2014.	3

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Grifols, S.A. - NIF A-58389123 -  Registro mercantil de Barcelona: tomo 8620, folio 119, hoja 100509, libro 7864 sección 2a, inscripción 1a  GRIFOLS Grifols, S.A. Avinguda de la Generalitat 152-158  08174 Sant Cugat del Vallès Barcelona - ESPAÑA Tel. [34] 935 710 500  Fax [34] 935 710 267  www.grifols.com RELEVANT EVENT Pursuant to the provisions of article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores) Grifols, S.A. (“Grifols”) hereby informs that it has received the approval of the United States’ Food and Drug Administration (“FDA”) for its new state-of-the-art fractionation facility in Clayton, (NC, United States) where production capacity of plasma will almost double to approximately 6 million liters annually. Grifols’ products are used to treat rare and chronic diseases such as a neurological disorder, immune deficiencies, hemophilia and genetic emphysema. The plant will be operational in 2015 as planned. With this approval by the FDA, Grifols increases its global fractionation capacity above 12 million liters of plasma per year. More than $370 million have been invested in the new plant in Clayton since its inception in 2010, it has an area of 14,400 m2 and it will employ over 200 people. This plant is one of the most technologically advanced fractionation facilities in the world. Barcelona, on 17 November 2014 Raimon Grifols Roura Secretaiy to the Board of Directors BS OFISAS 10001 TUVRheinland• CERT TOVFlheinlancl” CERT ISO 14001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

	By:	/s/ David I. Bell
Name: David I. Bell
Title: Authorized Signatory

Date: November 17, 2014

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